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                             September 3, 2020

       Kyle L. Sauers
       Chief Financial Officer
       Echo Global Logistics, Inc.
       600 West Chicago Avenue, Suite 725
       Chicago, Illinois 60654

                                                        Re: Echo Global
Logistics, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2019
                                                            File No. 001-34470

       Dear Mr. Sauers:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2019

       Selected Financial Data, page 19

   1. You present the non-GAAP measure net revenue, and the corresponding measure net revenue margin, and
explain that net revenue    provides information about the financial
                                                        performance of [y]our
ongoing business, and is one of the primary operational and
                                                        financial measures used
by management to evaluate [y]our business.    Based on this
                                                        explanation, it is not
clear whether net revenue is a non-GAAP measure of profitability or a non-GAAP measure of
revenue. Clarify the reasons why these measures provide useful information to
investors and, if material, the additional purposes for which management uses them. Refer to
Items 10(e)(1)(i)(C) and (D) of Regulation S-K. If net revenue is a non-GAAP revenue
measure, tell us how you considered Question 100.04 of the
                                                        Compliance & Disclosure
Interpretations for Non-GAAP Financial Measures.
 Kyle L. Sauers
Echo Global Logistics, Inc.
September 3, 2020
Page 2
Financial Statements
Consolidated Statements of Operations, page 39

2. Based on the disclosure on page 23 that your transportation costs consist primarily of the
         direct cost of transportation paid to the carrier,    it does not
appear that transportation costs
         include all of the expenses necessary to comply with Rule 5-03(b)(2) of Regulation S-X.
         Tell us what consideration you have given to presenting a line item for cost of services.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon
Buskirk, Staff Accountant, at 202-551-3717 if you have any questions.



FirstName LastNameKyle L. Sauers                                 Sincerely,
Comapany NameEcho Global Logistics, Inc.
                                                                 Division of
Corporation Finance
September 3, 2020 Page 2                                         Office of
Energy & Transportation
FirstName LastName